Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

Linked to

The SPECTRUM Large Cap U.S. Sector Momentum Index developed by BNP Paribas

(SPECTRUM Elements)

SPECTRUM ELEMENTS are designed to track the performance of the SPECTRUM Large Cap U.S. Sector Momentum Index (SPECTRUM Index), an index designed to take advantage of the different performances of the ten sectors of the S&P 500 Total Return IndexSM (SPTR) relative to each other and the SPTR by applying a “momentum investing” strategy to the sectors.

ELEMENTSSM Linked to the SPECTRUM Large Cap U.S. Sector Momentum Index developed by BNP Paribas (SPECTRUM ELEMENTS)

Ticker	EEH
Intraday Indicative Value Ticker	EEHIV
Bloomberg SPECTRUM Index Ticker	SPBNPSP
Exchange	New York Stock Exchange
Investment Minimum	None
Annual Investor Fee	0.75%
CUSIP Number	870297504

Issuer: Swedish Export Credit Corporation - AA+/Aa1
Swedish Export Credit Corporation (SEK) provides access to financial solutions for export and infrastructure. The main businesses include export credits, lending, structured financing, project financing, leasing, capital markets products, and financial advisory services. SEK was founded in 1962 and is owned by the Swedish state.

Index: The SPECTRUM Large Cap U.S. Sector Momentum Index developed by BNP Paribas (SPECTRUM Index)
The SPECTRUM Index is designed to take advantage of the different performances of the ten sectors of the S&P 500 Total Return IndexSM (SPTR) relative to each other and the SPTR by applying a “momentum investing” strategy to the sectors. The SPECTRUM Index is positioned as a “U.S. large cap equity” investment. A proprietary index of BNP Paribas, the SPECTRUM Index is calculated and disseminated by Standard & Poor’s (S&P).

The SPECTRUM Index tracks the value of an equity portfolio composed of the ten sub-indices that represent ten sectors as set forth below:

• Consumer Discretionary Index	• Industrials Index
• Consumer Staples Index	• Materials Index
• Energy Index	• Telecommunication Index
• Financials Index	• Information Technology Index
• Health Care Index	• Utilities Index

SPECTRUM Index Rebalancing Methodology
The SPECTRUM Index allocation is monitored and may be rebalanced daily to account for the performance differences of the sub-indices relative to the SPTR. Each day new sub-index weights are computed in two steps based on performance and correlation:

1.       If a sub-index performs better than the SPTR (based on the performance of a semi-annual moving average), its relative weight in the SPECTRUM Index will increase. Also, its relative weight in the SPECTRUM Index will decrease if a sub-index performs worse than the SPTR.

2.       If there is high correlation between a sub-index and the SPTR, its relative weight in the SPECTRUM Index will increase. At the same time, if there is low correlation between a sub-index and the SPTR, its weight will decrease.

Through these two steps, the target weights are computed and compared to the current weights. If the target weights of the sub-indices are sufficiently different from their current weights, the SPECTRUM Index is rebalanced and the current weights are reset to the target weights. If there is no substantial difference between the weights, the current weights are left unchanged.

Historical Performance of the SPECTRUM Index
The following chart provides a comparison of the performance of the SPECTRUM Index and the SPTR for the period starting September 30, 1993 and ending May 31, 2007. Both indices are rebased at 100 on September 30, 1993. This comparison is provided to show you how the SPECTRUM Index has performed over various economic environments relative to the SPTR which contains the same index components as the SPECTRUM Index but which does not apply a momentum strategy to shift among the sub-indices. The SPECTRUM Index was launched on January 7, 2007. The information for the SPECTRUM Index in the chart below represents hypothetical past performance. The historical levels of the SPECTRUM Index and the SPTR do not give an indication of future performance of the Index or that the relationship between the past performance of the SPECTRUM Index relative to the SPTR will continue in the future. There can be no assurance that the future performance of the SPECTRUM Index will result in holders of the securities receiving a positive return on their investment.

Source: Bloomberg. The results shown are based on indices starting September 30, 1993 and ending May 31, 2007 and are for illustrative purposes only.

Historical Examples
To further illustrate how the SPECTRUM Index operates, below are two examples of how the SPECTRUM Index operated in two different investment environments as compared to the SPTR. These examples are for illustration only and should not be taken as a prediction that the SPECTRUM Index will always outperform the SPTR in future economic environments.

Technology Crash
Provided below is the performance of the SPECTRUM Index and the SPTR as well as the weight of the Technology sub-index for each index for the period from January 3, 2000 to January 31, 2002, a period during which the Technology sub-index significantly declined.

During the technology sector crash (1/00 — 1/02), the relative weight of the sector in the SPECTRUM Index was reduced to zero, compared to the SPTR’s 20%.

Energy Rally
Provided below is the performance of the SPECTRUM Index and the SPTR as well as the weight of the Energy sub-index for each index for the period from January 3, 2002 to September 29, 2006, a period during which the Energy sub-index significantly increased.

During the energy sector rally (1/02 — 9/06), the relative weight of the sector in the SPECTRUM Index increased to over 30%, compared to the SPTR’s 5%-10%.

What Are Some of the Risks of ELEMENTS?

An investment in ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the pricing supplement.

1.       No Principal Protection — If the value of the SPECTRUM Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your ELEMENTS, you will receive less than your original investment.

2.       Underlying Index and Market Risk — The return on ELEMENTS is linked to the performance of the SPECTRUM Index which, in turn, is linked to the prices of the index components. Prices may change unpredictably, affecting the value of the index components and, consequently, the value of your ELEMENTS in unforeseeable ways. The index publisher may suspend or discontinue the calculation or publication of the SPECTRUM Index making it difficult to determine the market value of the SPECTRUM Index and of your ELEMENTS which, may in turn, adversely affect the market price of your ELEMENTS.

3.       No Interest Payments — You will not receive any periodic interest payments on ELEMENTS.

4.       Issuer Risk — Since ELEMENTS are unsecured debt securities of SEK, the amount due on ELEMENTS is dependent on SEK’s ability to pay.

5.       A Trading Market for ELEMENTS May Not Develop — Although ELEMENTS are listed on a U.S. securities exchange, a trading market may not develop. The issuer is not required to maintain any listing of ELEMENTS on an exchange.

Registration Statement and Prospectus
The Issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at http://www.elementsetn.com/pdfs/SEK%20ETN%20Prospectus-%20Spectrum.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

How do I get started?

Please speak with your broker or financial advisor to determine if SPECTRUM ELEMENTS is appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about SPECTRUM ELEMENTS, visit www.ELEMENTSetn.com.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384). • www.ELEMENTSetn.com

ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.
Standard & Poor’s 500 is a trademark of The McGraw-Hill Companies, Inc.
S&P Custom/BNP Paribas — SPECTRUM US Sector Momentum Index is a trademark of BNP Paribas.
© 2007 MLPF&S Inc.

Printed in the U.S.A. Member, Securities Investor Protection Corporation (SIPC).	Code ELEMENTS-EEH-0607